UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ENDESA, S.A.
(Name of Subject Company)

ACCIONA, S.A.
FINANZAS DOS, S.A.
ENEL SOCIETÀ PER AZIONI
ENEL ENERGY EUROPE SOCIETÀ A RESPONSABILITÀ LIMITATA
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1

(CUSIP Number of Class of Securities)

-----------------

Acciona, S.A.	ENEL Società per Azioni
Avenida de Europa, 18	Viale Regina Margherita 137
Empresarial La Moraleja, Alcobendas	00198 Rome, Italy
Madrid, Spain 28108	Attention: Department of Corporate Affairs
Attention: Jorge Vega-Penichet	+39 06830 52783
+34 91 663 2850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Wachtell, Lipton, Rosen & Katz	Simpson Thacher & Bartlett LLP
51 West 52nd Street	One Ropemaker Street
New York, New York 10019	London EC2Y 9HU
Attention: Adam O. Emmerich	Attention: Michael Wolfson
(212) 403-1000	+44 207 275 6500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not Applicable	Not applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________
Form or Registration No.: __________________________
Filing Party: ____________________________________
Date Filed: _____________________________________

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☒  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
Exhibit	Description

99.43	Amendment No. 23 to the Schedule 13D (including exhibits), filed on July 2, 2007 by Acciona, S.A. and Finanzas Dos, S.A., with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission (“Amendment No. 23 to the Acciona Schedule 13D”) (previously filed and incorporated herein by reference)

99.44	Amendment No. 16 to the Schedule 13D (including exhibits), filed on July 2, 2007 by Enel S.p.A. and Enel Energy Europe S.r.l., with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission (“Amendment No. 16 to the Enel Schedule 13D”) (previously filed and incorporated herein by reference)

99.45	Hecho Relevante (No. 81748) filed on July 2, 2007 by Acciona S.A and ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV (Notification regarding the reduction of consideration being offered in the proposed joint tender offer by Acciona and Enel Energy Europe S.r.L. for the Shares, including Shares represented by ADSs, from €41.30 per Share to €40.16 per Share to reflect the €1.14 per Share dividend that Endesa general shareholders meeting approved on June 20, 2007). (previously filed as Exhibit 99.50 to Amendment No. 23 to the Acciona Schedule 13D and incorporated herein by reference).

99.46	Press Release, dated July 2, 2007, issued by Enel Società per Azioni regarding the reduction of consideration being offered in the proposed joint tender offer by Acciona and Enel Energy Europe S.r.L. for the Shares, including Shares represented by ADSs, from €41.30 per Share to €40.16 per Share to reflect Share to reflect the €1.14 per Share dividend that Endesa general shareholders meeting approved on June 20, 2007 and paid out on July 2, 2007. (previously filed as Exhibit 99.43 to Amendment No. 16 to the Enel Schedule 13D and incorporated herein by reference).

99.47	Confidentiality Agreement dated June 15, 2007, between Enel Società per Azioni and Endesa, S.A. (previously filed as Exhibit 99.44 to Amendment No. 16 to the Enel Schedule 13D and incorporated herein by reference).

99.48	Confidentiality Agreement dated June 15, 2007, between Acciona, S.A. and Endesa, S.A. (previously filed as Exhibit 10.19 to Amendment No. 23 to the Acciona Schedule 13D and incorporated herein by reference).

IMPORTANT INFORMATION

This filing (including the exhibits to this filing) does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and/or Finanzas Dos, S.A. regarding the proposed tender offer for Endesa securities when they become available, because they will contain important information. The prospectus and certain complementary documentation for the tender offer have been filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”) and are pending approval by the CNMV. Likewise, if a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. with the SEC on the SEC’s web site at www.sec.gov. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A., Finanzas Dos, S.A., their affiliates and their agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations). In connection with any such purchase or arrangement to purchase, Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the CNMV, an English translation of which will be filed with the SEC and Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A., Finanzas Dos, S.A., their affiliates and their agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, granted by the SEC on March 2, 2007. In addition, Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A., Finanzas Dos, S.A., their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).

FORWARD-LOOKING STATEMENTS

This filing may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A., Acciona, S.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s and Acciona, S.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.